REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders of

Brookfield Office Properties Inc.

April 25, 2013

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Office Properties Inc. (the “Corporation”) was held on April 25, 2013 in New York, NY, U.S.A. At this meeting, there were 44 shareholders represented in person or by proxy holding 440,855,748 common shares, representing approximately 87.29% of the 505,012,766 issued and outstanding common shares and 10 shareholders represented in person or by proxy holding 13,808,012 Class A voting preferred shares, representing approximately 97.23% of the 14,201,980 issued and outstanding Class A voting preferred shares.

With respect to the election of directors, the Corporation’s Articles state that each Class A voting preferred shareholder and each common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors and the allocation of the votes among the elected directors for the common shares and the Class A voting preferred shares was as follows:

Election of Directors

Director	Votes For	Votes Withheld
William T. Cahill	446,651,962	4,912,046
Christie J. B. Clark	451,197,878	366,130
Richard B. Clark	354,196,178	97,367,830
Jack L. Cockwell	425,026,298	26,537,710
Dennis H. Friedrich	426,609,459	24,954,549
Michael Hegarty	447,176,739	4,387,269
Brian W. Kingston	426,331,638	25,232,370
Paul J. Massey Jr.	449,835,607	1,728,401
F. Allan McDonald	450,040,015	1,523,993
Robert L. Stelzl	446,982,199	4,581,809
John E. Zuccotti	426,078,058	25,485,950

Appointment of External Auditor

The resolution to appoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by a majority of both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	Votes Withheld
Common and Class A Voting
Preferred shares	Carried	437,407,974	3,419,047

Advisory Resolution on Approach to Executive Compensation

The advisory resolution on the Corporation’s approach to executive compensation described in the Management Proxy Circular was approved by a majority of both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	Votes Against
Common and Class A Voting
Preferred shares	Carried	397,623,991	40,132,680

Amendments to Corporation’s Share Option Plan

The resolution approving amendments to the Corporation’s share option plan described in the Management Proxy Circular was approved by a majority of both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	Votes Against
Common and Class A Voting
Preferred shares	Carried	330,143,689	107,544,132

Adoption of New Share Option Plan

The resolution approving the adoption of the new share option plan described in the Management Proxy Circular was approved by a majority of both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	Votes Against
Common and Class A Voting
Preferred shares	Carried	391,752,394	46,004,277

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There were no other matters to come before the meeting that required a vote by either the Class A voting preferred shareholders or common shareholders.

Date: May 2, 2013.	BROOKFIELD OFFICE PROPERTIES INC.

/s/ “Michelle L. Campbell”
Michelle L. Campbell
Vice President, Compliance

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